CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
For the month of May 2007
BANCOLOMBIA S.A.
(Translation of Registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

RESOLUTION OF THE SUPERINTENDENCY OF FINANCE
Medellín, Colombia, May 31, 2007
In accordance with Decree 3139 of 2006, Bancolombia S.A. (“Bancolombia”) hereby informs the public that, on May 17, 2007, the Superintendency of Finance issued Resolution No. 0694, whereby it imposed a fine of Ps. 100 million (approximately US$ 51,796.29)1 on Bancolombia. The fine was a result of Bancolombia’s late reporting of information to the Central Bank (Banco de la República) relating to fifty foreign exchange declarations and foreign indebtedness reports involving transactions of its clients made between October 2005 and June 2006.
The percentage of Bancolombia’s reports to the Central Bank containing errors is 0.0019% of the total transmitted reports, which do not affect in any manner the clients of the Bank.

1 Exchange rate May 31, 2007 Ps 1930.29 = US$ 1

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: May 31, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance